

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2017

David P. Southwell
President and Chief Executive Officer
Inotek Pharmaceuticals Corporation
91 Hartwell Avenue
Lexington, Massachusetts 02421

      Re: Inotek Pharmaceuticals Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 12, 2017
           File No. 001-36829

Dear Mr. Southwell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Andrew H. Goodman, Esq.